Exhibit 99.1

A.P. Pharma Logo

News Release

         A.P. PHARMA REPORTS RESULTS FOR THE FOURTH QUARTER
      AND FULL YEAR 2006; REPORTS ON PROGRESS OF APF530 PROGRAM

REDWOOD CITY, Calif. (March 7, 2007) - A.P. Pharma, Inc. (NASDAQ:
APPA), a specialty pharmaceutical company, today reported financial results for its fourth quarter and full year ended December 31, 2006.

Highlights
----------

*  APF530 Development:

   - Patient enrollment rates steady and lead to an NDA filing in
     2008
   - Most patients are electing to proceed with multiple cycles of treatment
   - Extended timeline for filing NDA
   - Held successful Clinical Investigators meeting
   - To date, APF530 appears to be safe and well tolerated.


*  Hired Vice President of Clinical Development

*  Granted exclusive license to market APF530 in China

* Cash, cash equivalents and marketable securities $15.5 million at year-end; financing avenues being explored.

Results of Operations
---------------------

Operating loss: As a result of recording no revenue in 2006 because of the sale effective October 2005 of our rights to receive royalties, and increased research and development costs ("R&D") for the development of APF530, our operating loss for the fourth quarter widened to $5.7 million from $2.7 million. On a full year basis, our operating loss was $18.9 million vs. $8.5 million in 2005. The $10.4 million increase primarily reflects an increase in R&D of $5.0 million and $5.4 million in royalty revenue received in 2005 for sales of Retin-A-Micro(R) and Carac(R), the rights to which we sold effective October 2005. The increases in R&D for the current periods reflect the increased costs associated with our Phase 3 study for APF530, compared with the Phase 2 costs incurred last year.

Net income (loss): As a net result of the aforementioned items and smaller non-operating items, our net loss for the fourth quarter was $5.7 million or 22 cents per share, versus a net loss of $2.6 million or 10 cents a share in the prior year's fourth quarter. For the full year, a one time gain of $23.4 million on the sale of our right to receive royalties recorded in the current year's first quarter exceeded our operating and non-operating costs, resulting in our reporting net income of $5.3 million or 21 cents a share.
Absent that one time credit, we would have had a net loss of $18.0 million or 71 cents per share compared with a net loss of $8.2 million or 33 cents per share in 2005. (All references to per share are to diluted amounts)

Operations Update
-----------------

In December we announced that because of the extended timeline for patient enrollment, we now expect to file the New Drug Application
(NDA) for APF530 in 2008. Currently APF530 is in Phase 3 clinical trials, with more than 80% of the planned 80 clinical sites for the trial now active, following the closure of several previously established sites that were deemed nonproductive. Patient enrollment in the trial continues at a steady pace. We recently completed a clinical investigators' meeting to address the complexity of our study and to stimulate patient enrollment. Over 80% of the sites were represented. We believe that one of the outcomes of this meeting will be enhanced involvement and enthusiasm of participating centers, which will lead to improved patient enrollment rates.

In November we announced that Anastassios D. Retzios, Ph.D. had joined the Company in the newly created position of Vice President of Clinical Development. Dr. Retzios brings more than 18 years of experience in a wide range of clinical and regulatory matters. His primary objective is to ensure the successful completion of the APF530 clinical trial program.

In October, along with RHEI Pharmaceuticals, Inc., we announced that we had granted an exclusive license to RHEI Pharmaceuticals to develop and sell APF530 in Greater China. While specific license terms were not disclosed, the agreement included an upfront payment to A.P. Pharma and includes provisions for milestone payments and double digit percentage royalties on future net sales. Based in New Haven, Conn., RHEI is a specialty pharmaceutical company that acquires, licenses, develops and commercializes therapies in China. RHEI partners with pharmaceutical and biotechnology companies to expedite global development timelines and extend market entry into China.

We are continuing to pursue additional financing to complete our phase 3 trial, to support other ongoing business requirements, and to pursue other business opportunities.

About APF530
------------

APF530, which contains the 5HT3 antagonist anti-nausea drug granisetron formulated with the Company's proprietary Biochronomer(TM) bioerodible drug delivery system, is being developed for the prevention of acute and delayed chemotherapy-induced nausea and vomiting (CINV) in patients undergoing either moderately or highly emetogenic chemotherapy for cancer.

No other 5HT3 antagonist is currently approved for the prevention of both acute and delayed CINV for both moderately and highly emetogenic chemotherapy.

The APF530 Phase 3 pivotal trial protocol includes approximately 1,350 patients, with approximately 675 patients receiving moderately emetogenic chemotherapy agents in one group and approximately 675 patients receiving highly emetogenic chemotherapeutic agents in another group. In each group there will initially be three arms of approximately 225 patients each; two arms will be treated with APF530, high and low dose form and a third arm will be treated with the currently approved dose of palonosetron (brand name ALOXI(R)). The study's primary endpoint is to establish the efficacy of APF530 for the prevention of acute onset (first 24 hours) and delayed onset (4-5 days) CINV in patients receiving either moderately or highly emetogenic chemotherapy.

Market Assessment
-----------------

A qualitative and quantitative market assessment conducted by an independent research company has confirmed the significance of the market potential for APF530 at its targeted profile. By achieving the clinical endpoints of the Phase 3 trial in the management of acute and especially delayed onset nausea and vomiting, which is the head-to-head trial against ALOXI, APF530 has the potential to have significant adoption rates in many oncology practices. More than 90% of the physicians reporting in the survey indicated that they would use APF530 at least some of the time with highly emetogenic chemotherapy, and more than 80% of physicians reporting would use it some of the time with moderately emetogenic chemotherapy.

Conference call
---------------

Management will be hosting an investment-community conference call today beginning at 11:00 a.m. Eastern time (8:00 a.m. Pacific time) to discuss the financial results, to provide a business update and to answer questions.

To participate in the live call by telephone, please dial (888) 803-8275 from the U.S. or (706) 634-1287 from outside the U.S. A telephone replay will be available for 48 hours by dialing (800) 642-1687 from the U.S. or (706) 645-9291 from outside the U.S., and entering reservation number1063348. The call will also be broadcast live on A.P. Pharma's website, www.appharma.com. A replay will be available on there site for 30 days.

About A.P. Pharma
-----------------

A.P. Pharma is a specialty pharmaceutical company focused on the development of ethical (prescription) pharmaceuticals utilizing its proprietary polymer-based drug delivery systems. The Company's primary focus is the development and commercialization of its bioerodible injectable and implantable systems under the trade name Biochronomer(TM). Initial target areas of application for the Company's drug delivery technology include anti-nausea, pain management, anti-inflammation and DNA/RNAI applications. For further information visit the Company's web site at www.appharma.com.

Biochronomer(TM) is a trademark owned by A.P. Pharma, Inc.
ALOXI(R) is a registered trademark owned by Helsinn Healthcare, SA
(Switzerland)
Retin-A Micro(R) is a registered trademark owned by Johnson &
Johnson
Carac(R) is a registered trademark owned by sanofi-aventis U.S. LLC

Forward-looking Statements
--------------------------

This news release contains "forward-looking statements" as defined by the Private Securities Reform Act of 1995. These forward-looking statements involve risks and uncertainties including uncertainties associated with timely development, approval, launch and acceptance of new products, satisfactory completion of clinical studies, establishment of new corporate alliances, progress in research and development programs and other risks and uncertainties identified in the Company's filings with the Securities and Exchange Commission. We caution investors that forward-looking statements reflect our analysis only on their stated date. We do not intend to update them except as required by law.

Investor Relations Contacts:                       Company Contact:
Lippert/Heilshorn & Associates                  Stephen C. Whiteford
Zack Bryant (zbryant@lhai.com)           Vice President, Finance and
Don Markley (dmarkley@lhai.com)              Chief Financial Officer
Bruce Voss (bvoss@lhai.com)                           (650) 366-2626
(310) 691-7100

                     (Financial tables follow)




                                 A.P. PHARMA, INC.
                            Income Statement Highlights
                       (in thousands, except per share data)
                                    (Unaudited)

                                       Three Months Ended      Twelve Months Ended
                                          December 31,             December 31,
                                          2006       2005         2006       2005
                                          ----       ----         ----       ----
Royalties                              $     0    $ 1,444      $     0    $ 5,247
Contract Revenues                            0          0            0        144
                                        ------     ------       ------     ------
     Total Revenues                          0      1,444            0      5,391

Operating Expenses:
  Research & Development                 4,792      3,094       15,236     10,299
  General & Administrative                 934      1,025        3,628	      3,565
                                        ------     ------       ------     ------
      Total Operating Expenses           5,726      4,119       18,864     13,864
                                        ------     ------       ------     ------
Operating Loss                          (5,726)    (2,675)     (18,864)    (8,473)

Interest Income                            213         62        1,006        287

Gain on Sale of Interest
  in Royalties                               0          0       23,429          0

Other Income (Expense)                       6          7          (54)         3
                                        ------     ------       ------     ------
Income (Loss) from
  Continuing Operations                 (5,507)    (2,606)       5,517     (8,183)

Loss from Discontinued
  Operations                               (59)       (17)        (188)       (89)

Gain on Disposition of
 Discontinued Operations                    18         20           56         62
                                        ------     ------       ------     ------
Income (Loss) before Income Taxes 	      (5,548)    (2,603)       5,385     (8,210)

Income Tax Expense                        (119)         0         (119)         0
                                        ------     ------       ------     ------
Net income (Loss)                      ($5,667)   ($2,603)      $5,266    ($8,210)
                                        ======     ======       ======     ======

Earnings (Loss) Per Common Share:
  Income (Loss) from
  Continuing Operations                 ($0.22)    ($0.10)      $ 0.22     ($0.33)
                                        ======     ======       ======     ======
  Net Income (Loss)                     ($0.22)    ($0.10)       $0.21     ($0.33)
                                        ======     ======       ======     ======
Shares used in Calculating
  Earnings (Loss) Per Share:            25,307     25,187	       25,434     25,118
                                        ======     ======       ======     ======




                                  A.P. PHARMA, INC.
                              Balance Sheet Highlights
                                   (in thousands)

                                          December 31, 2006     December 31, 2005
                                             (Unaudited)               (1)
                                          -----------------     -----------------
Assets

Cash, Cash Equivalents and
  Marketable Securities                     $ 15,522             $ 5,809
Accounts Receivable, Net                          75               1,519
Other Current Assets                             609                 320
                                              ------              ------

Total Current Assets                          16,206               7,648

Property & Equipment, Net                        958               1,164
Other Non-Current Assets                          87                 157
                                              ------              ------
Total Assets                                $ 17,251             $ 8,969
                                              ======              ======

Liabilities and Stockholders' Equity

Total Liabilities                           $  5,192             $ 2,766
Stockholders' Equity                          12,059               6,203
                                              ------              ------
Total Liabilities and Stockholders'
  Equity                                    $ 17,251             $ 8,969
                                              ======              ======

(1) Derived from our audited financial statements for the year ended December 31, 2005 included in the Company's 2005 Annual Report on Form 10-K filed with the Securities and Exchange Commission.